

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group



02055135

12 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re :   Exemption No. 82-3319
          Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 11 September 2002, Re: (i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem; and (ii) Proposed disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc   Ms Andres Estay   -   The Bank of New York
                                    ADR Department
                                    101 Barclay St., 22nd Floor
                                    New York
                                    NY 10286

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL



Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type   : ● Announcement ○ Reply to query

* Subject :

Proposed Subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"); and

Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* Contents :-

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 11 July 2002 and 5 August 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matters ("Said Announcements") and wishes to announce that:

1.   the Singapore Exchange Securities Trading Limited ("SGX-ST") has on 10 September 2002 granted in-principle approval for the listing of and quotation for 149,022,728 new ordinary shares of SGD0.25 each in the capital of LAP ("New Shares") to be issued at par and up to 149,022,728 New Shares that may be issued pursuant to any exercise of the 149,022,728 Warrants. The New Shares and Warrants will be issued to AMBV in satisfaction of the purchase consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) upon completion of the proposed acquisition of ATE by LAP. The in-principle approval granted by the SGX-ST is not an indication of the merits of LAP, its subsidiaries, New Shares, Warrants or the proposed acquisition of ATE by LAP.

2.   LAP had obtained its shareholders' approval for the proposed acquisition of ATE by LAP on 4 September 2002.

3.   as at the date of this announcement, the following conditions precedent for the Proposed Subscription and Proposed Disposal, as the case may be, are still outstanding:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

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3.1.1 completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);

3.1.2 the approval of the shareholders of AMB at its extraordinary general meeting to be convened for the Proposed Subscription and Proposed Disposal;

3.1.3 LAP being satisfied with the findings of the legal due diligence review on the ATE group;

3.1.4 the property ownership rights from the Chinese partner of ATE to Hefei Jianghuai Automotive Co Ltd and Anhui Jianghuai Automotive Chassis Co Ltd, being obtained in accordance with the terms and conditions as set out in the supplemental agreement dated 5 August 2002;

3.1.5 the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspect of the Proposed Internal Restructuring of ATE; and

3.1.6 the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC, if required.

AMB will inform the Exchange of any further developments in respect of the Proposed Subscription and/or Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

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Secretary

1 1 SEP 2002

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